Pacific

WebWorks

Set Your Sites

[logo]

August 23, 2007

Mark Kronforst, Accounting Branch Chief

U. S. Securities and Exchange Commission

Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended

Filed March 31, 2006

Dear Mr. Kronforst,

We are in receipt of your comment letter dated July 16, 2007, regarding the above identified annual report of Pacific WebWorks, Inc. (the “Company”).  The Company is filing this response letter via EDGAR.  We have restated your comment below and it is followed by the Company’s response.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Revenue Recognition, pages 20-21

1.

We have read your response to prior comment number 1 and continue to believe that your revenue recognition policy with respect to these transactions was not in compliance with GAAP.  Unless you dispute the facts as described in our letter to you dated April 25, 2007, we do not believe that your conclusions with respect to collectibility were appropriate prior to the change in your practices.  In terms of your SAB 99 analysis for 2005 we do not believe that you have established that a restatement is not necessary.  We note that your hosting revenue and total revenues would be reduced by 46% and 14%, respectively.  General and administrative and total operating expenses would also be reduced by 45% and 18% respectively.  Your analysis of qualitative factors does not appear sufficient to overcome the magnitude of these errors in 2005.  Further, bad debt expense appears to have been an even greater percentage of revenues in 2006 for which you did not provide an analysis.  Absent any persuasive evidence to the contrary, we believe that your financial statements should be restated for these errors.

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019

U.S. Securities and Exchange Commission

August 23, 2007

Response:   In light of your determination that the Company’s arguments against a restatement are insufficient and after consideration of your position by our board of directors, the Company has decided to restate its financial statements for the years ended December 31, 2005 to reflect the requested revenue recognition.  Accordingly, the Company will file a Current Report on Form 8-K under Item 4.02 notifying the public not to rely on the 2005 and 2006 financial statements filed with its reports.

The Company will prepare and file amendments with restated financial statements to its Form 10-KSB’s for the years ended December 31, 2005 and 2006 and will restate the comparative 2006 periods in its quarterly reports for the three and six month periods ended March 31, 2007 and June 30, 2007.  The Company has relied on the requested revenue recognition policy for the three and six month periods ended March 31, 2007 and June 30, 2007 and the Company anticipates that a restatement of those periods will not be necessary.  The Company believes these amendments will be filed within the next thirty (30) days.

*   *   *   *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer